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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                     BINGHAM FINANCIAL SERVICES CORPORATION
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   090433 10 3
                      (CUSIP Number of Class of Securities)

                                 Ronald A. Klein
                     Bingham Financial Services Corporation
                         260 East Brown Street, MI 48009
                                 (248) 644-8838

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 26, 2001
             (Date of Event Which Requires Filing of This Statement)

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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. | |

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages

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CUSIP NO. 090433 10 3                13D                       Page 2 of 5 pages
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Gary A. Shiffman
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7   SOLE VOTING POWER
  NUMBER OF
                    131,516
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    131,516
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     131,516
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.31%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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CUSIP No.   090433 10 3               13D                      Page 3 of 5 pages


ITEM 1.           SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Bingham Financial Services Corporation, a Michigan corporation ("Bingham" or the "Company"). The Company's principal executive offices are located at 260 East Brown Street, Suite 200, Birmingham, Michigan 48009.


ITEM 2.           IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by Gary A. Shiffman (the "Reporting Person"). The Reporting Person's business address is 31700 Middlebelt Road, Suite 145 Farmington Hills, MI 48334. The Reporting Person is a Director of the Company. Since 1994, the Reporting Person has been the Chief Executive Officer and a director of Sun Communities, Inc., a publicly held REIT. Since March 2000, Mr. Shiffman has served as Chairman of the Board of Sun.

         During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States of America.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person purchased 52,850 shares of Common Stock for his own account for an aggregate of $52,850 on December 26, 2001; the funds used for this purchase were from the Reporting Person's personal funds.


ITEM 4.           PURPOSE OF TRANSACTION.

         On December 26, 2001, the Reporting Person acquired 52,850 shares of Common Stock pursuant to a private sale to be held as a personal investment.

         The Reporting Person is currently a member of the Company's Board of Directors. The Reporting Person may acquire beneficial ownership of additional shares of the Common Stock from time to time in the open market based on factors such as the Company's financial condition, results of operations and future prospects, the market value of the Common Stock and general economic and market conditions. The Reporting Person does not have any present plans or proposals which would relate to or would result in any of the events described in Items
(a) through (j) of the instructions to Item 4 of Schedule 13D.


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CUSIP No.   090433 10 3               13D                      Page 4 of 5 pages

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Schedule 13D, the Reporting Person is the beneficial owner of 131,516 shares of Common Stock, which represents approximately 5.31% of the outstanding shares of Common Stock, according to information set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

         (b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the Common Stock he beneficially owns.

         (c) Except as set forth in this Statement, during the last sixty days there have been no transactions in the Common Stock effected by the Reporting Persons

         (d) None.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   April 9, 2002


                                           /s/ Gary A. Shiffman
                                           ---------------------------------
                                           Gary A. Shiffman